Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Pro Forma Ratio (1)
	Nine Months Ended September 30, 2007	Fiscal Year Ended December 31, 2007	Nine Months Ended September 30, 2007	Fiscal Years Ended December 31,
				2006	2005	2004	2003	2002
Earnings
Income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles	$(32,253)	$63,565	$(30,893)	$71,521	$(25,945)	$2,708	$24,533	$5,694
Capitalized interest	$(7,775)	$(11,081)	$(3,012)	$(4,375)	$(1,836)	$—	$—	$—
Amortization of capital interest	$303	$—	$143	$—	$—	$—	$—	$—
Fixed charges	12,882	16,797	7,318	7,168	4,457	377	265	386

Earnings (loss)	$(26,844)	$69,281	$(26,444)	$74,314	$(23,324)	$3,085	$24,798	$6,080

Fixed Charges
Interest portion of rental expense	$1,436	$947	$1,436	$947	$205	$238	$223	$121
Interest incurred (expense & capital)	11,445	15,850	5,882	6,221	4,252	139	42	265

Total fixed charges	$12,882	$16,797	$7,318	$7,168	$4,457	$377	$265	$386

Ratio of earnings to fixed charges	— (2)	4	— (2)	10	— (2)	8	93	16
Amount of the deficiency	$(39,726)	—	$(33,762)	—	$(27,781)	—	—	—

(1)	For purposes of computing the pro forma ratio for the nine months ended September 30, 2007 and the fiscal year ended December 31, 2006, the loss before income taxes was reduced and fixed charges were increased to give effect to the sale of the debentures and the use of $61.76 million of the net proceeds to repay the Company’s US$50 million aggregate principal amount 6.85% senior convertible notes due April 15, 2009 as at January 1, 2006
(2)	For fiscal years ended December 31, 2005 and for the nine months ended September 30, 2007, earnings were insufficient to cover fixed charges.